UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Buckeye GP Holdings L.P.
(Name of Issuer)
Common Units representing limited partner interests, no par value
(Title of Class of Securities)
118167105
(CUSIP Number)
William H. Schmidt, Jr.
Buckeye Partners, L.P.
One Greenway Plaza, Suite 600
Houston, TX 77046
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	118167105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Buckeye Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,513,737 (See Note 1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,513,737 (See Note 1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 61.9% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Support Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units. See Items 1 and 4.
Note 2: Based on 27,774,016 Common Units and 525,984 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of June 7, 2010.

CUSIP No.	118167105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS. Identification Nos. of above persons (entities only). Buckeye GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,513,737 (See Note 1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,513,737 (See Note 1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 61.9% (See Note 2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
Note 1: Beneficial ownership of the Common Units referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of certain provisions of the Support Agreement described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. The number of Common Units of the issuer being reported as beneficially owned in this schedule includes Common Units and other classes of limited partner interests of the issuer that are convertible into Common Units. See Items 1 and 4.
Note 2: Based on 27,774,016 Common Units and 525,984 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of June 7, 2010.

Item 1. Security and Issuer
This statement on Schedule 13D relates to common units (“Common Units”) and management units convertible on a one-for-one basis into Common Units (“Management Units”) of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at One Greenway Plaza, Suite 600, Houston, TX 77046. The Common Units and Management Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
This schedule is filed by Buckeye Partners, L.P. (the “Partnership”) and Buckeye GP LLC (the “General Partner”, and collectively with the Partnership, the “Reporting Persons”).
The Partnership is a limited partnership organized under the laws of the State of Delaware. The Partnership’s principal businesses are: the transportation, terminalling, and storage of refined petroleum products in the United States for major integrated oil companies, large refined petroleum product marketing companies and major end users of refined petroleum products on a fee basis through facilities it owns and operates; the storage of natural gas; the marketing of refined petroleum products in certain of the geographic areas served by its pipeline and terminal operations; and the operation and maintenance of pipelines under agreements with major oil and chemical companies.
The Partnership’s general partner is the General Partner. The General Partner is a limited liability company organized under the laws of Delaware. The General Partner’s principal business is to act as the general partner of the Partnership and to hold the incentive compensation agreement representing a general partner interest in the Partnership.
The General Partner is controlled by its sole member, which is the Issuer. The Issuer is a limited partnership organized under the laws of Delaware. The Issuer is a publicly traded limited partnership on the New York Stock Exchange whose principal business is to act as the sole member of the General Partner.
The principal business address and principal office address of the Partnership and the General Partner is:
One Greenway Plaza, Suite 600
Houston, TX 77046
The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the General Partner is set forth on Schedule A and is incorporated into this Item 2 by reference.
None of the Partnership, the General Partner or, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations.
Item 3. Source and Amount of Funds or Other Consideration
As described in Item 4, the Reporting Persons have not yet acquired the Common Units and Management Units to which this statement relates. Pursuant to that certain Support Agreement (the “Support Agreement”) dated as of June 10, 2010 among the Partnership and BGH GP Holdings, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (the “Unitholders”) described in Item 4 of this schedule (the terms of which are incorporated into this Item 3 by reference), the Unitholders agreed to vote their Common Units and Management Units in favor of the Merger and certain transactions contemplated thereby.

The Unitholders entered into the Support Agreement as an inducement to the Partnership to enter into the Merger Agreement described in Item 4 (the terms of which are incorporated into this Item 3 by reference). The Partnership has not paid any additional consideration to the Unitholders in connection with the voting rights set forth in the Support Agreement and thus no funds were used for such purpose.
Item 4. Purpose of Transaction
Merger Agreement
On June 10, 2010, the Issuer, the Partnership, Grand Ohio, LLC, a Delaware limited liability company and wholly owned subsidiary of the Partnership (“MergerCo”), the General Partner and MainLine Management LLC, a Delaware limited liability company (the “Issuer GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of MergerCo with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of the Partnership, upon the terms and subject to the conditions set forth in the Merger Agreement. Under the terms of the Merger Agreement, holders of the Common Units and Management Units would receive 0.705 units representing limited partner interests of the Partnership (the “LP Units”) in exchange for each Common Unit and Management Unit.
The Merger Agreement is subject to customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of the LP Units outstanding and entitled to vote at a meeting of the holders of the LP Units, (ii) approval by the (a) affirmative vote of holders of a majority of the Common Units and (b) affirmative vote of holders of a majority of the Common Units and Management Units, voting together as a single class, (iii) receipt of applicable regulatory approvals, (iv) the effectiveness of a registration statement on Form S-4 with respect to the issuance of the LP Units in connection with the Merger, (v) approval for listing the LP Units to be issued in connection with the Merger on the New York Stock Exchange and (vi) the execution of the Partnership’s Amended and Restated Agreement of Limited Partnership substantially in the form attached as Annex B to the Merger Agreement.
A copy of the Merger Agreement is incorporated herein by reference as Exhibit 2 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 2.
Pursuant to the Merger Agreement, upon consummation of the Merger, the First Amended and Restated Agreement of Limited Partnership of the Issuer will be amended and restated as set forth in Annex A to the Merger Agreement, the Partnership will become the sole limited partner of the Issuer and Issuer GP will continue as the non-economic general partner of the Issuer.
Upon consummation of the Merger, the Common Units will be delisted from the New York Stock Exchange and the Common Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
Support Agreement
Also on June 10, 2010, the Partnership and the Unitholders entered into the Support Agreement under which the Unitholders irrevocably and unconditionally agreed, at any meeting relating to the Merger or a competing acquisition proposal, to:
•	appear at each meeting or otherwise cause its Common Units and Management Units to be counted as present for quorum purposes; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent covering all of the Common Units and Management Units (i) in favor of the approval and adoption of the Merger Agreement, approval of the Merger and any other related action; (ii) against any action that would result in a breach of the obligations or representations and warranties of the Issuer or the Issuer GP under the Merger Agreement; (iii) against any other acquisition proposal; and (iv) against any action designed to delay or interfere with the Merger or the other transactions contemplated by the Merger Agreement.
In addition, each Unitholder irrevocably appointed as its proxy and attorney-in-fact, as the case may be, Keith E. St.Clair and William H. Schmidt, Jr., in their respective capacities as officers of the Partnership and the General Partner, and any individual who shall succeed any such officer of the Partnership or the General Partner, as the case may be, and any other person designated in writing by the Partnership or the General Partner, to vote or execute written consents as described above. The Support Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) a change in recommendation with respect to the Merger by the board of directors of the Issuer GP, (iii) the termination of the Merger Agreement; or (iv) the written agreement of the parties to the Support Agreement to terminate. A copy of the Support Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 3.
The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto. Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, the Partnership does not currently have any plans or proposals which relate to, or would result in, any action similar to any of the matters listed in this Item 4 (although the Partnership reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer
(a) — (b) The Reporting Persons are the beneficial owners of 17,004,596 (including 2,830 Common Units owned by the Issuer GP, which is wholly owned by BGH GP Holdings, LLC) Common Units and 509,141 Management Units (together representing approximately 61.9% of the Common Units and Management Units outstanding as of June 7, 2010). To the knowledge of the Reporting Person, except as disclosed in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2009, no Common Units or Management Units are beneficially owned by any of the persons listed on Schedule A. Except as described herein, the Partnership does not have power to vote or direct the voting of the Common Units or the Management Units, nor does it have the sole or shared power to dispose or to direct the disposition of the Common Units or the Management Units.
(c) Except for the transactions contemplated by the Merger Agreement, no transactions in Common Units or Management Units were effected by the Partnership, or to their knowledge, by any of the persons listed on Schedule A hereto, during the past 60 days.
(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of distributions from, or the power to direct the receipt of proceeds of the sale of, the Common Units and Management Units owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Joint Filing Agreement
The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed as Exhibit 1 to this Schedule 13D and incorporated into this Item 6 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.
The information set forth under Items 4 and 5 and the agreements set forth as Exhibits 2 and 3 attached hereto are incorporated in this Item 6 by reference. As described in Item 4, the Reporting Persons anticipate that a wholly owned subsidiary of the Partnership will merge with and into the Issuer, with the Issuer continuing as the surviving entity and a subsidiary of the Partnership. Other than the Merger

Agreement and the Support Agreement described in Item 4 and the Joint Filing Agreement described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the knowledge of the Reporting Persons, any person listed on Schedule A, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Merger Agreement dated as of June 10, 2010 (incorporated herein by reference to Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed June 11, 2010).

Exhibit 3	Support Agreement, dated as of June 10, 2010 (incorporated herein by reference to Exhibit 10.1 to the Partnership’s Current Report on Form 8-K filed June 11, 2010).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2010	BUCKEYE PARTNERS, L.P.
	By:	Buckeye GP LLC, its general partner

	By:	/s/ William H. Schmidt, Jr.
		Name:	William H. Schmidt, Jr.
		Title:	Vice President, General Counsel and Secretary

SCHEDULE A
Board of Directors of Buckeye GP LLC
The following table sets forth the name of each director of Buckeye GP LLC. The business address of each such person is c/o Buckeye GP LLC, One Greenway Plaza, Suite 600, Houston, TX 77046

Name	Position
Forrest E. Wylie	Chairman of the Board, CEO and Director
Irvin K. Culpepper, Jr.	Director
John F. Erhard	Director
Michael B. Goldberg	Director
C. Scott Hobbs	Director
Mark C. McKinley	Director
Oliver G. “Rick” Richard, III	Director
Robb E. Turner	Director
Executive Officers of Buckeye GP LLC
The following table sets forth the name and present principal occupation of each executive officer of Buckeye GP LLC. The business address of each such person is c/o Buckeye GP LLC, One Greenway Plaza, Suite 600, Houston, TX 77046.

Name	Present Principal Employment
Forrest E. Wylie	Chairman of the Board, CEO and Director
Clark C. Smith	President and Chief Operating Officer
Keith E. St.Clair	Senior Vice President and CFO
Robert A. Malecky	Vice President, Customer Services
Khalid A. Muslih	Vice President, Corporate Development
William H. Schmidt, Jr.	Vice President, General Counsel and Secretary